Exhibit 12.1

Cullen/Frost Bankers, Inc.

Statement Re: Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	9 Months	9 Months	Years Ended December 31,
	9-30-12	9-30-11	2011	2010	2009	2008	2007
Income before income taxes	228,375	212,085	286,235	266,340	232,755	296,879	309,862
Interest expense, including interest on deposits	20,364	33,052	41,241	53,880	86,357	141,626	250,110
Estimated interest component of net rental expense	4,055	3,917	5,252	5,828	5,122	5,878	7,218

Earnings	252,794	249,054	332,728	326,048	324,234	444,383	567,190

Interest expense, including interest on deposits	20,364	33,052	41,241	53,880	86,357	141,626	250,110
Estimated interest component of net rental expense	4,055	3,917	5,252	5,828	5,122	5,878	7,218

Fixed charges	24,419	36,969	46,493	59,708	91,479	147,504	257,328

Consolidated Ratio of Earnings to Fixed Charges (including interest on deposits)	10.35	6.74	7.16	5.46	3.54	3.01	2.20

Income before income taxes	228,375	212,085	286,235	266,340	232,755	296,879	309,862
Interest expense, excluding interest on deposits	6,647	15,849	19,062	23,907	30,342	36,755	59,873
Estimated interest component of net rental expense	4,055	3,917	5,252	5,828	5,122	5,878	7,218

Earnings	239,077	231,851	310,549	296,075	268,219	339,512	376,953

Interest expense, excluding interest on deposits	6,647	15,849	19,062	23,907	30,342	36,755	59,873
Estimated interest component of net rental expense	4,055	3,917	5,252	5,828	5,122	5,878	7,218

Fixed charges	10,702	19,766	24,314	29,735	35,464	42,633	67,091

Consolidated Ratio of Earnings to Fixed Charges (excluding interest on deposits)	22.34	11.73	12.77	9.96	7.56	7.96	5.62